Exhibit 99.(a)(1)(M)

MESSAGE POSTED ON EMPLOYEE E*TRADE SCREENS

On March 23, 2007 Synopsys launched a Tender Offer to amend certain Synopsys stock options considered to be discounted for tax purposes under Section 409A of the Internal Revenue Code. Options considered to be discounted are subject to adverse tax consequences unless amended in accordance with the Tender Offer prior to exercise. Additional information can be found in the SynopsysWorld article “Synopsys Launches Tender Offer For Stock Options Impacted by Section 409A” available on the SynopsysWorld website at http://sw/default.aspx on March 23, 2007 and, for employees holding discounted options, in the materials emailed to all eligible employees on March 23. This issue does not impact any employees located outside of the United States who are not subject to U.S. tax laws.